HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________
Will Hart                                              Facsimile: (303) 839-5414
                                  (303) 839-0061

                                November 25, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   EFLO Energy, Inc.
            Registration Statement on Form S-1
            File No. 333-196765


     This office represents EFLO Energy, Inc. (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that the offering contemplated by the registration statement is not feasible at this time.

     No securities were sold by means of the registration statement.

                                Very Truly Yours,

                                HART & HART, LLC

                                   /s/ William T. Hart
                                By
                                   William Hart